SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T 100

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5010

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 115,495,669 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 115,495,669 Class B common units (“Class B Units”) representing limited liability company interests in EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream” or the “Issuer”).The Class B Units will convert into common units representing limited liability company interests in EnLink Midstream (“Common Units”) on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”), is the record holder of 115,495,669 Class B Units. As the indirect owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services.
(2)	Based on a total of 48,472,758 Common Units and 115,495,669 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Energy Corporation (Oklahoma)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 115,495,669 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 115,495,669 Class B Units representing limited liability company interests in EnLink Midstream. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 115,495,669 Class B Units. As the indirect owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services.
(2)	Based on a total of 48,472,758 Common Units and 115,495,669 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 115,495,669 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 115,495,669 Class B Units representing limited liability company interests in EnLink Midstream. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 115,495,669 Class B Units. As the owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services.
(2)	Based on a total of 48,472,758 Common Units and 115,495,669 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 115,495,669 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 115,495,669 Class B Units representing limited liability company interests in EnLink Midstream. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 115,495,669 Class B Units. As the general partner of Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services.
(2)	Based on a total of 48,472,758 Common Units and 115,495,669 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 115,495,669 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (2)
14	TYPE OF REPORTING PERSON OO – limited partnership

(1)	Consists of 115,495,669 Class B Units representing limited liability company interests in EnLink Midstream held of record by Devon Gas Services. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014.
(2)	Based on a total of 48,472,758 Common Units and 115,495,669 Class B Units outstanding as of March 7, 2014.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Units of EnLink Midstream. The address of the principal executive offices of the Issuer is 2501 Cedar Springs, Dallas, Texas 75201.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by:

(i)	Devon Energy Corporation, a Delaware corporation (“Devon”);

(ii)	Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”);

(iii)	Devon Gas Corporation, a Delaware corporation (“Devon Gas”);

(iv)	Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”); and

(v)	Devon Gas Services (together with Devon, Devon OK, Devon Gas and Devon Gas Operating the “Reporting Persons”).

Devon is a public company and owns 100% of the outstanding common stock of Devon OK. Devon OK owns 100% of the common stock of Devon Gas. Devon Gas owns 100% of the limited partner interests of Devon Gas Services and 100% of the outstanding common stock of Devon Gas Operating, the general partner of Devon Gas Services.

(b) The address of the principal executive offices of the Reporting Persons is 333 West Sheridan Avenue, Oklahoma City, Oklahoma, 73102.

(c) The principal business of:

(i)	Devon is to hold equity interests in entities that are involved in the business of the exploration and production of oil and natural gas;

(ii)	Devon OK is to hold equity interests in Devon Gas Corporation;

(iii)	Devon Gas is to hold equity interests in EnLink Midstream, Devon Gas Operating and other entities;

(iv)	Devon Gas Operating is to hold a general partner interest in Devon Gas Services; and

(v)	Devon Gas Services is to engage in marketing activities related to crude oil, natural gas liquids and natural gas production and to hold equity interests in EnLink Midstream and other entities.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers, directors and partners of the Reporting Persons, as applicable, and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Appendix A.

(d) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon, Devon Gas and Devon Gas Operating are each a Delaware corporation. Devon OK is an Oklahoma corporation. Devon Gas Services is a Texas limited partnership. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On March 7, 2014, Devon completed the previously announced combination of substantially all of its U.S. midstream business with Crosstex Energy, Inc., a Delaware corporation (“Crosstex”) and Crosstex Energy, L.P., a Delaware limited partnership pursuant to (i) an Agreement and Plan of Merger, dated October 21, 2013 (the “Merger Agreement”) by and between Devon, Devon Gas, Acacia Natural Gas Corp I, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Devon (“New Acacia”), Crosstex, EnLink Midstream, Boomer Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of EnLink Midstream (“Devon Merger Sub”), and Rangers Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of EnLink Midstream (“Crosstex Merger Sub”) and (ii) a Contribution Agreement (as such term is defined in the Merger Agreement).

On March 7, 2014, pursuant to the terms of the Merger Agreement, Crosstex Merger Sub merged with and into Crosstex, with Crosstex surviving and becoming a wholly-owned subsidiary of EnLink Midstream (the “Crosstex Merger”), and Devon Merger Sub merged with and into New Acacia, with New Acacia surviving and becoming a wholly-owned subsidiary of EnLink Midstream (the “Devon Merger,” and together with the Crosstex Merger, the “Mergers”). At the effective time and as a result of the Crosstex Merger, each share of common stock of Crosstex, issued and outstanding immediately prior to the effective time of the Crosstex Merger was converted into and became exchangeable for one common unit of EnLink Midstream and received a pro rata cash distribution calculated by dividing $100 million by the number of Crosstex shares issued and outstanding immediately prior to the effective time. At the effective time and as a result of the Devon Merger, the sole issued and outstanding share of common stock of New Acacia was converted into the right to receive 115,495,669 Class B Units, which were issued to Devon Gas Services on March 7, 2014, in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(2) of the Securities Act.

The $100 million in cash used to fund the distribution to former Crosstex stockholders was contributed to EnLink Midstream by Devon and funded through cash on hand.

New Acacia holds a 50% limited partner interest in EnLink Midstream Holdings, LP (“EnLink Midstream Holdings”), an entity formed by Devon to hold substantially all of its U.S. midstream business and be combined with the business of Crosstex and its subsidiaries in connection with the Mergers and related transaction.

References to, and descriptions of, the Mergers and the Merger Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, and such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 and Item 6 are incorporated herein by reference.

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the contribution of EnLink Midstream Holdings to Crosstex and its subsidiary. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a) The Class B Units held by the Reporting Persons will automatically convert into Common Units on a one-to-one basis on the first business day following the record date for the distribution payable with respect to the quarter ending March 31, 2014.

(b) None.

(c) None.

(d) In connection with the March 7, 2014 transactions, John Richels, Barry E. Davis, Thomas L. Mitchell, David A. Hager, Darryl G. Smette, Mary P. Ricciardello, James C. Crain, Leldon E. Echols and Rolf A. Gafvert were each appointed to the board of directors (the “Board”) of EnLink Midstream’s managing member (the “Managing Member”). Five members of the Board, including John Richels, the chairman of the Board, David Hager, Thomas Mitchell, Darryl Smette and Mary P. Ricciardello, are officers or directors of Devon and may have conflicts of interest. Additionally, the following persons were appointed as executive officers of the Managing Member: (i) Barry E. Davis (President and Chief Executive Officer), (ii) Michael J. Garberding (Executive Vice President and Chief Financial Officer), (iii) Joe A. Davis (Executive Vice President, General Counsel and Secretary), (iv) Steve J. Hoppe (Executive Vice President and Head of Gathering, Processing and Transportation Business) and (v) McMillan (Mac) Hummel (Executive Vice President and Head of Natural Gas Liquids and Crude Oil Business). Neither the Managing Member nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of 100% of the equity interests of Devon Gas Services, which owns 100% of the equity interest in the Managing Member, Devon will have the ability to elect all the members of the board of directors of the Managing Member, subject to certain restrictions set forth in the First Amended and Restated Limited Liability Company Agreement of the Managing Member (the “Managing Member LLC Agreement”) with respect to the removal and replacement of the three designated continuing directors for the period that commenced as of the closing of the Mergers until the third anniversary thereof. The Reporting Persons, however, have no current intention of changing the board of directors or management of the Managing Member.

(e) The Reporting Persons, as direct and indirect owners of the Managing Member of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) As part of the March 7, 2014 transactions, the Managing Member amended and restated EnLink Midstream’s operating agreement pursuant to the First Amended and Restated Operating Agreement of EnLink Midstream (the “Operating Agreement”), which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Operating Agreement as set forth herein are qualified in their entirety by reference to the copy of the Operating Agreement included as Exhibit 2 to this Schedule 13D, and such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D and the Merger Agreement, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) – (b) Approximately 163,968,427 Common Units and Class B Units of the Issuer were outstanding as of March 7, 2014. The Reporting Persons are each deemed to be the beneficial owners of 115,495,669 Common Units. The Common Units owned by the Reporting Persons constitute approximately 70.4% of the total issued and outstanding Common Units. The Reporting Persons each share power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed on Appendix A has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons, except as described in Item 3 above.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Operating Agreement contains various provisions with respect to the Common Units governing, among other matters, voting, distributions and transfers, as well as the Managing Member’s limited call right with respect to the Class B Units and the Common Units.

Under the Managing Member LLC Agreement, Devon Gas Services, as the sole member of the Managing Member, has the ability to cause the election of the members of the Board of the Managing Member.

In connection with the closing of the Mergers, on March 7, 2014, EnLink Midstream entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Devon Gas Services, relating to the Class B Units issued to Devon Gas Services as described in Item 3 above. Pursuant to the Registration Rights Agreement, EnLink Midstream has agreed to prepare and file a shelf registration statement as soon as reasonably practicable following the written request of Devon Gas Services with respect to the Common Units to be issued to Devon Gas Services upon conversion of the Class B Units and to use its reasonable best efforts to cause such registration statement to be effective, supplemented, amended or replaced until such Common Units have been sold pursuant to (a) an effective registration statement, (b) Rule 144, in a sale where the transferee does not receive restricted securities, or (c) a private transaction in which the registration rights are not assigned to the transferee, or until the Common Units otherwise cease to be outstanding. The Registration Rights Agreement also provides certain customary piggyback rights. In the Registration Rights Agreement, EnLink Midstream has agreed to indemnify Participating Unitholders (as defined in the Registration Rights Agreement) that elect to dispose of their registered Common Units in an underwritten offering against certain liabilities, including liabilities under the Securities Act, or to contribute to payments any Participating Unitholder may be required to make because of any of those liabilities.

References to, and descriptions of, the Operating Agreement, the Managing Member LLC Agreement and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copy of the Operating Agreement, the Managing Member LLC Agreement and the Registration Rights Agreement included as Exhibits 2 through 4, respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	First Amended and Restated Operating Agreement of EnLink Midstream, LLC, dated as of March 7, 2014 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Current report on Form 8-K filed on March 11, 2014).

Exhibit 3:	First Amended and Restated Limited Liability Company Agreement of EnLink Midstream Manager, LLC, dated as of March 7, 2014 (filed herewith).

Exhibit 4:	Registration Rights Agreement dated March 7, 2014, by and between Devon Gas Services, L.P. and EnLink Midstream, LLC (incorporated herein by reference to Exhibit 10.1 to the Devon Current Report on Form 8-K filed on March 10, 2014).

Exhibit 5:	Joint Filing Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

DEVON ENERGY CORPORATION

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President Corporate Governance and Secretary

DEVON ENERGY CORPORATION (OKLAHOMA)

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS CORPORATION

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS OPERATING, INC.

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS SERVICES, L.P.

By:	Devon Gas Operating, Inc., its general partner

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

SIGNATURE PAGE TO

SCHEDULE 13D

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

Exhibit 1:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	First Amended and Restated Operating Agreement of EnLink Midstream, LLC, dated as of March 7, 2014 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Current report on Form 8-K filed on March 11, 2014)

Exhibit 3:	First Amended and Restated Limited Liability Company Agreement of EnLink Midstream Manager, LLC, dated as of March 7, 2014 (filed herewith).

Exhibit 4:	Registration Rights Agreement dated March 7, 2014, by and between Devon Gas Services, L.P. and EnLink Midstream, LLC. (incorporated herein by reference to Exhibit 10.1 to the Devon Current Report on Form 8-K filed on March 10, 2014).

Exhibit 5:	Joint Filing Agreement (filed herewith).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of the Reporting Persons. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address

J. Larry Nichols	Executive Chairman of the Board	Executive Chairman of the Board of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President Marketing, Midstream and Supply Chain	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President Human Resources	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Executive Vice President Exploration and Production	Executive Vice President Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President Administration	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John A. Hill	Lead Director	Vice Chairman and Managing Director of First Reserve Corporation One Lafayette Place Greenwich, CT 06830

Michael M. Kanovsky	Director	President of Sky Energy Corporation 2000, 400 3rd Ave., S.W. Calgary, AB Canada T2P4H2

Mary P. Ricciardello	Director	Director of Devon Energy Corporation, Noble Corporation and Midstates Petroleum Company, Inc. c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 888 16th Street, NW, Suite 800 Washington, DC 20006

Duane C. Radtke	Director	Non-Executive Chairman of Sabine Oil & Gas, LLC 1415 Louisiana, Suite 1600 Houston, TX 77002

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder Oklahoma City, OK 73106

Barbara M. Baumann	Director	President of Cross Creek Energy Corp. 621 17th St # 1145 Denver, CO 80293

John E. Bethancourt	Director	Board of Trustees of the Texas A&M Foundation 401 George Bush Dr. College Station, TX 77840

Directors and Executive Officers of Devon Energy Corporation (Oklahoma)

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Corporation

Name	Position at Devon Gas Corporation	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Operating, Inc.

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

General Partner and Limited Partner of Devon Gas Services, L.P.

The sole general partner of Devon Gas Services, L.P. is Devon Gas Operating, Inc. and the sole limited partner is Devon Gas Corporation. Information regarding the directors and executive officers of each of these entities are listed above.